[Avecia logo]
                                                                Avecia Group plc

                                                         PO Box 42 Hexagon House
                                                      Blackley Manchester M9 8ZS
                                                       Tel : +44 (0)161 740 1460
                                                       Fax : +44 (0)161 795 6005
                                                                  www.avecia.com
Mr Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303


Our Ref:    Direct Line:     Direct Fax:      E-mail:                         Date:
            0161 721 2396    0161 721 5220    derrick.nicholson@avecia.com    3 August 2005


Dear Mr Decker

                                Avecia Group plc
   Form 20-F for the fiscal year ended December 31, 2004 (File No. 333-11268)
   --------------------------------------------------------------------------

         We refer to the Staff's comment letter dated July 5, 2005, relating to the Form 20-F for the fiscal year ended December 31, 2004 (the "Form 20-F") of Avecia Group plc ("Avecia"). Set forth below in detail are the responses to the Staff's comments, which have been provided in each case following the text of the comment in the Staff's letter of July 5, 2005.

         All references to page numbers in this letter refer to the page numbers of the Form 20-F as filed with the Commission on May 18, 2005.

Form 20-F for the fiscal year ended December 31, 2004
-----------------------------------------------------

General
-------

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions may be included in your future filings. Some of our comments refer to US GAAP literature. If your accounting under IFRS differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation note.


     Response
     Avecia appreciates the Staff's comment and will include the revisions set forth in this letter in future filings.

Item 5 - Operating and Financial Review and Prospects, page 24
--------------------------------------------------------------

Financial Results, page 25
--------------------------

2. You discuss the business reasons for changes between periods in your financial statement line items. However, where there is more than one business reason identified as contributing to a change, you should quantify the incremental impact of each individual business reason discussed if practicable. Please also discuss business reasons for



                             Avecia Group plc. Registered in England No 3768265. Registered Office: PO Box 42, Hexagon House, Blackley, Manchester M9 8ZS.

                                        2                          3 August 2005


     changes in your other financial statement line items such as operating costs, exceptional operating costs, and other operating income.


     Response
     For future filings, Avecia will amend its disclosure in the manner set forth in Annex A to this letter (additional disclosure underlined).

Aggregate Contractual Arrangements, page 35
-------------------------------------------

3. Please revise your table of contractual cash obligations to include estimated interest payments on your debt, planned funding of pension benefit obligations and estimated payments under your interest rate swaps and caps and foreign currency contracts. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to note 46 of SEC Release 33-8350.


     Response
     For future filings, Avecia will amend its table of contractual cash obligations in the manner set forth in Annex B to this letter (additional disclosure underlined).

Item 9 - The Offer and Listing, page 40
---------------------------------------

4. Please disclose the annual high and low market prices for the five most recent full financial years pursuant to Item 9A 4(a) of Form 20-F.

     Response

     For future filings, Avecia will amend its disclosure in the manner set forth in Annex C to this letter (additional disclosure underlined).

Item 15 - Controls and Procedures, page 54
------------------------------------------

5. You indicate that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective in timely identifying material information potentially required to be included in your SEC filings. Please revise your disclosure to state your conclusion while providing the complete definition of disclosure controls and procedures, or alternatively, state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rule 13a-15(e).


Response
     For future filings, Avecia will amend its disclosure in the manner set forth in Annex D to this letter (additional disclosure underlined).

Financial Statements
--------------------

Note 2 - Accounting Policies, page 65
-------------------------------------

Investments, page 65
--------------------

                                        3                          3 August 2005


6. Please provide us with the significance tests required by Rule 3-09 of Regulation S-X for Image Polymers Europe and Image Polymers Company, individually and in combination with other 50% or less owned entities, for each period presented.


     Response
     Please find the relevant significance test below.

     Test 1 - % of investment to total assets

                                            2004      % of Total     2003    % of Total       2002      % of Total
                                            GBPM        Assets       GBPM      Assets         GBPM        Assets
     Value of Investments
     Image Polymers Europe                     5.133         0.8%      5.783        0.7%          5.984        0.6%
     Image Polymers Company                    2.810         0.4%     15.764        1.9%         15.748        1.6%
                                         ---------------------------------------------------------------------------
     Combined                                  7.943         1.2%     21.547        2.6%         21.732        2.1%
                                         ===========================================================================

     Total assets per US GAAP                 666.70                  838.30                   1,016.00

     Test 2 - Proportionate share of total assets
     --------------------------------------------

     Not required


     Test 3 - Equity in income from continuing operations
     ----------------------------------------------------

                                            2004     % of Income     2003    % of Income      2002      % of Income
                                            GBPM                     GBPM                     GBPM
     Income
     Image Polymers Europe                     0.427         1.0%      0.996       -0.7%          0.867       -1.5%
     Image Polymers Company                    0.687         1.6%      1.681       -1.1%          2.367       -4.1%
                                         ---------------------------------------------------------------------------
     Combined                                  1.114         2.6%      2.677       -1.8%          3.234       -5.7%
                                         ===========================================================================


     Income from continuing operations         42.40                -147.700                    -54.000
     Adjusted income from continuing operations                     -150.377                    -57.234

     Note - Figures in bold are ones used for test





Note 4 - Group Operating profit, page 78
----------------------------------------

7. Although your restructuring costs are unallocated, these restructuring activities relate to specific segments. SFAS 146 requires that you disclose, for each reportable segment, the total amount of costs expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date, net of any adjustments to the liability. Please provide the required disclosures in a tabular format supplemented with explanation for any adjustments to related liabilities. Please refer to paragraph 20(d) of SFAS 146.

                                        4                          3 August 2005


     Response
     For future filings, Avecia will amend its disclosure in the manner set forth in Annex E to this letter (additional disclosure underlined).

Note 24 - Contingent Liabilities and Contingent Assets, page 114
----------------------------------------------------------------

Environmental, page 114
-----------------------

8. You indicate that the ultimate requirement for remediation work and its costs are difficult to estimate. Please disclose the impact of SFAS 143 and any significant differences between UK GAAP and US GAAP.


     Response
     For future filings, Avecia will amend its disclosure in the manner set forth in Annex F to this letter (additional disclosure underlined).


9. You state that you believe the outcome of environmental matters will not have a material effect on your financial position. Please revise your disclosure to clarify whether you believe outstanding environmental matters will have a material effect on cash flows or results of operations. Please also similarly revise your discussion of litigation and other claims.


     Response
     For future filings, Avecia will amend its disclosure in the manner set forth in Annex F to this letter (additional disclosure underlined).

10. If true, please confirm that additional losses related to environmental matters, in total and for each site individually, are not reasonably possible. If not, please revise your discussion to include each of the disclosures required by paragraph 10 of SFAS 5 and question 2 in SAB Topic 5:Y.


     Response

     For future filings, Avecia will amend its disclosure in the manner set forth in Annex F to this letter (additional disclosure underlined).

Note 26 - Pension Scheme, page 117
----------------------------------

11. Please provide the disclosures required by paragraph 5 of SFAS 132(R), including a description of your investment strategy and target allocations for each scheme and benefits expected to be paid in the next five fiscal years and in the aggregate for the five years thereafter. Please refer to paragraph 5 subparts (d)2 and (e)-(f) of SFAS 132(R).


     Response
     For future filings, Avecia will amend its disclosure in the manner set forth in Annex G to this letter (additional disclosure underlined).

                                        5                          3 August 2005


Note 33 - Difference Between UK and US Accounting Principles, page 131
----------------------------------------------------------------------

Purchase Accounting Adjustments (Goodwill and Intangibles), page 132
--------------------------------------------------------------------

12. Note 3 does not allocate goodwill to reportable segments. Please disclose US GAAP goodwill in total and for each reportable segment and disclose any significant changes in the allocation of goodwill by reportable segment. If any portion of goodwill has not yet been allocated to a reporting unit, please disclose the unallocated amount and the reasons that amount has not been allocated. See paragraph 45 of SFAS 142.


     Response
     For future filings, Avecia will amend its disclosure in the manner set forth in Annex H to this letter. There is no amount of goodwill that remains unallocated and there have been no significant changes in the allocation of goodwill by reportable segment in the periods shown.

13. Please provide us with additional information to help us understand your conclusion that goodwill related to the biotechnology and chemicals segments is not impaired in light of their recent operating losses.


     Response
     The estimated fair values of our reporting units are measured by reference to the discounted future net cash flows expected to be generated by them. For our Biotechnology segment the discounted future cash flows expected from this segment exceeded the net carrying value of assets, including goodwill. This reflects our current expectations that this segment will generate positive cash flows in the future, compared to their recent operating losses. There is currently no goodwill relating to the Chemicals segment, due to the fact that previous impairment tests have resulted in a write-off of the original goodwill balance.

Note 34 - Condensed Financial Statements, page 139
--------------------------------------------------

14. If true, please confirm to us and revise your disclosures to clarify that your guarantor subsidiaries are 100% owned as defined by Rule 3-10(h)(1) of Regulation S-X. Please note that this definition is different than the term wholly-owned, as defined by Rule 1-02(aa) of Regulation S-X.


     Response
     We can confirm that our guarantor subsidiary is 100% owned as defined under Rule 3-10 (h)(l) of Regulation S-X. For future filings, Avecia will amend its disclosure in the manner set forth in Annex I to this letter (additional disclosure underlined).



                                    * * * * *

                                        6                          3 August 2005


                Should the Staff have any questions or require any additional information, please do not hesitate to contact me.

                Very truly yours,



                Derrick A. Nicholson
                Chief Financial Officer

cc:  Ernest Greene, Staff Accountant
     Scott Watkinson, Staff Accountant
     - United States Securities and Exchange Commission, Washington D.C

     Duncan McLellan
     Andrew Cree
     -  Avecia Group plc, Manchester, England

     David Bills
     Chris Martin
     - KPMG Audit Plc, Manchester, England

     David Beveridge
     Peter Young
     -  Shearman & Sterling (London) LLP, London

                                                                         Annex A


Year ended December 31, 2004 compared to the year ended December 31, 2003

The following table sets forth turnover for each of 2004 and 2003.

                                                Year ended          Year ended
                                              December 31,        December 31,          Actual %
                                                      2004                2003            change
                                           -----------------------------------------------------
                                           (pound) million     (pound) million
Businesses
Continuing operations:
Biotechnology                                         55.7                30.5              82.6
Chemicals                                             77.8                92.0            (15.4)
Electronic Materials                                  61.5                63.0             (2.4)
Central                                                5.1                 0.1               n/a

Turnover from continuing operations                  200.1               185.6               7.8
Discontinued operations:                             207.1               299.6            (30.9)

Total historical turnover                            407.2               485.2            (16.1)


The following table sets forth operating (loss)/ profit for each of 2004 and 2003:

                                                Year ended          Year ended         Change in         Change in
                                         December 31, 2004        December 31,         Operating      Depreciation
                                                                          2003            Profit    & Amortization
                                         -------------------------------------------------------------------------
                                           (pound) million     (pound) million   (pound) million   (pound) million
Businesses
Continuing operations:
Biotechnology                                        (9.6)              (17.2)               7.6             (2.6)
Chemicals                                           (31.3)              (70.1)              38.8              41.9
Electronic Materials                                   5.8                 3.8               2.0               1.7
Other including unallocated cost                    (31.0)              (46.4)              15.4              19.4
Restructuring and site closure costs                (17.6)                   -            (17.6)                 -

Operating (loss)/profit from continuing             (83.7)             (129.9)              46.2              60.4
operations
Discontinued operations                               33.3                48.8            (15.5)               2.1

Total operating (loss)/profit                       (50.4)              (81.1)              30.7              62.5



In Biotechnology sales were significantly improved in 2004 in DNA medicines by (pound)15.5 million through manufacture and supply for a customer's phase III clinical trial and potential launch program, whereas in 2003 an extensive validation program had precluded manufacture and supply to that customer. Sales in Biologics also improved by (pound)9.7 million as more customer manufacturing programs were completed in 2004 in our small-scale Biologics manufacturing facility than in 2003.

These increased sales helped to significantly reduce the operating losses in the Biotechnology business, despite a significant increase in operating costs of approximately (pound)8.0 million in Biologics as resource was increased to operate the new large scale manufacturing plant, which commenced operating in 2004.

In Chemicals, sales in 2004 were reduced by (pound)12.9 million through the impact of the disposal of the Intermediates and Stabilizers business in July 2003. Increased sales of Agrochemical Intermediates of (pound)5.3 million due to increased customer demand in 2004 was offset by reduced customer demand in Pharmaceutical Intermediates in 2004 amounting to a net reduction of (pound)4.4 million, primarily due to cessation of supply to one major customer during 2003.

                                                                         Annex A


Operating losses in Chemicals were significantly lower by (pound)38.8 millionin 2004 due to the reduced impairment changes taken against assets ((pound)22.3 million in 2004 compared with (pound)55.9 million in 2003), and the consequent reduction in annual depreciation charges of (pound)8.3 million in 2004. Reduced margins arising from the reductions in sales described above of (pound)5.3 million were offset by reductions in fixed costs of (pound)2.2 million arising from restructuring initiatives commenced in mid 2004.

Reductions in sales in Electronic Materials in 2004 were primarily attributable to the effect of the significant weakening of the US Dollar against (pound) Sterling during 2004 amounting to (pound)4.6 million, offset by increased customer demand for new Electronic Materials products totaling (pound)3.1 million.

At operating profit level, the improvements in margins of (pound)0.9 million arising from the increased sales described above and reductions in fixed costs from efficiency improvements and restructuring totaling (pound)2.1 million outweighed the adverse impacts of foreign currency changes of (pound)2.7 million.

Sales arising from our discontinued operations were reduced in 2004 by (pound)97.7 milliondue to the impacts of the disposal of the Specialty Products business early in 2004. These disposals had a similar impact on operating profits of (pound)17.0 million. Within this group of businesses, NeoResins managed to increase its sales by 3% ((pound)4.7 million) despite adverse currency impacts of (pound)7.4 million due to increased demand for its products from coatings and graphic arts customers totaling (pound)12.1 million. This improvement in sales translated into improved operating profits of (pound)1.5 million for the NeoResins business despite adverse price pressure on raw materials of (pound)0.9 million.

In total Operating Costs decreased by (pound)74.3 million in the twelve months to the end of 2004. Of this reduction (pound)78.3 million was caused by the impact of divesting businesses, and (pound)11.5 million of the reduction through reduced depreciation and amortization of goodwill arising from the cumulative impact of impairment adjustments taken in 2003 and 2004. The underlying increase in operating costs of ongoing businesses of (pound)15.5 million is primarily attributable to the investment in resource and other increased operating costs of the new large scale manufacturing operations in the Biologics business.

Exceptional operating cost reduced from (pound)69.3 million in 2003 to (pound)39.9 million in 2004. Impairment charges of Goodwill and Tangible Assets reduced by (pound)47.0 million, while charges were taken in 2004 for restructuring ((pound) 15.9 million) and provisions taken for the costs of onerous contracts ((pound)1.7 million).

Other operating income increased from (pound)4.1 million in 2003 to (pound)9.1 million in 2004 due to new licensing contracts agreed with customers (approximately (pound)2 million) and profits arising on the sale of assets (approximately (pound)3 million).

                                                                         Annex B


Aggregate contractual arrangements

The following table sets out the group's contractual cash obligations under debt arrangements, leases, and other non-cancellable purchase commitments.

                                                   Payments due by period
                                  Total    Less than 1    1-3 years    3-5 years    More than 5
                                                  year                                    years
Long term debt obligations        353.8           75.0            -        278.8              -
Fixed Interest obligations         73.8           13.5         27.0         27.0            6.3

Pension Obligations                49.7            5.0         10.4         10.9           23.4

Capital lease obligations           4.3            0.7          1.2          1.4            1.0
Operating lease                     2.7            0.7          0.8          0.8            0.4
obligations
Purchase obligations                5.3            5.3            -            -              -

Hedging Payments                   24.8           24.8
Total                             514.4          125.0         39.4        318.9           31.1





Purchase obligations represent purchase commitments in respect of capital expenditure. Pension Obligations represents additional funding agreed with the UK Scheme Actuary to reduce the current deficit of the UK Scheme over the next nine years. This level of contributions may vary depending on the investment performance of the Fund. In addition the Group is likely to contribute approximately (pound)9 million per annum to its UK and US pension schemes to cover each year's service cost, assuming that the active membership of these Schemes continues as at present. These outflows are not included in the above table. Liabilities relating to pensions and post-retirement benefits are set out in Note 26 to the financial statements. Hedging Payments represents obligations under outstanding foreign currency contracts. In addition the group has (pound)3.5 million of contingent obligations relating to guarantees and standby letter of credit issued in the ordinary course of business to financial institutions and suppliers to secure short term support for a variety of commercial and operational transactions.

                                                                         Annex C


Item 9 The offer and listing

Price history

Avecia Group plc is a wholly owned subsidiary of Avecia Holdings plc and accordingly, shares in Avecia Group plc are not publicly traded. The table below sets out for the year ended December 31, 2004 and for the quarters and months indicated, the reported high and low market values for the 11% senior notes due 2009, based on financial information provided by Datastream:

                          Luxembourg Stock Exchange per 11% senior note due 2009

                                                     High                   Low
Annual high and low market prices

Year ending December 31, 2000                      103.25                 93.50
Year ending December 31, 2001                      105.75                 93.25

Year ending December 31, 2002                       104.0                  79.4
Year ending December 31, 2003                        93.0                  79.4
Year ending December 31, 2004                       102.6                  70.3

Quarterly high and low market prices
Quarter ending March 31, 2003                        84.1                  79.4
Quarter ending June 30, 2003                         89.5                  87.0
Quarter ending September 30, 2003                    90.0                  88.0
Quarter ending December 31, 2003                     93.0                  85.0
Quarter ending March 31, 2004                        94.3                  85.0
Quarter ending June 30, 2004                         87.8                  70.3
Quarter ending September 30, 2004                    86.9                  72.6
Quarter ending December 31, 2004                    102.6                  87.4
Quarter ending March 31, 2005                       105.4                 101.9

Monthly high and low market prices
October 2004                                         94.5                  87.4
November 2004                                        94.4                  92.6
December 2004                                       102.6                  93.1
January 2005                                        105.4                 101.9
February 2005                                       105.4                 104.1
March 2005                                          105.1                 103.0

                                                                         Annex D


Item 15 Controls and Procedures

Disclosure Controls and Procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.


As of the end of the period covered by this Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in United States Securities Exchange Act of 1934, as amended, Rule 13a-15(e)). Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.


Internal Control Over Financial Reporting. There were no changes in the Group's internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Group's internal control over financial reporting.

                                                                         Annex E


Exceptional Operating Costs

Restructuring and Site Closure Costs

                        ----------------------------------------------------------------------------------------------------

                            Chemicals      Biotech    Electronic      Discontinued       Other         Total
                                           -nology     Materials        Operations

                        ----------------------------------------------------------------------------------------------------
                        (pound) million  (pound) million  (pound) million  (pound) million  (pound) million  (pound) million

2002
Charge                              7.3              1.1              0.7                -              2.0             11.1
Utilisation                           -            (0.1)                -                -                -            (0.1)
                                  -----            -----            -----            -----            -----           ------
End of period                       7.3              1.0              0.7                -              2.0             11.0
                                  =====            =====            =====            =====            =====           ======


2003
Beginning of period                 7.3              1.0              0.7                -              2.0             11.0
Charge                                -                -                -                -                -                -
Utilisation                       (7.3)            (0.9)            (0.7)                -            (2.0)           (10.9)
                                  -----            -----            -----            -----            -----           ------
End of period                         -              0.1                -                -                -              0.1
                                  =====            =====            =====            =====            =====           ======


2004
Beginning of period                   -              0.1                -                -                -              0.1
Charge                              9.1              0.1              0.9                -              5.8             15.9
Utilisation                       (3.5)            (0.2)            (0.4)                -            (2.5)            (6.6)
                                  -----            -----            -----            -----            -----           ------
End of period                       5.6                -              0.5                -              3.3              9.4
                                  =====            =====            =====            =====            =====           ======




Unallocated restructuring costs represent the costs related to severance and other charges arising from headcount reductions in Headquarters and Central Functional departments.

                                                                         Annex F


24       Contingent liabilities and contingent assets

Environmental

The group has environmental liabilities at some of its current or former sites and is subject to contingencies pursuant to laws and regulations which in the future may require it to take action to correct the effects on the environment of the prior disposal, release or escape of chemical substances. Sites which were formerly part of the specialty chemicals business of the AstraZeneca group but which were not in operation at the date of the group's acquisition of the business in June 1999 were not transferred to the group.

An Environmental Deed of Covenant entered into by companies in the AstraZeneca group, notably Zeneca Limited (as a principal seller of the business to the group) and AstraZeneca plc (as guarantor), on the group's acquisition of AstraZeneca's specialty chemicals business, provides certain indemnities to and by group companies for environmental liabilities and costs arising from events or circumstances existing prior to the acquisition. These include liabilities relating to or arising out of pre-acquisition contamination at sites which were transferred to group companies in 1999 but which have subsequently been disposed of, notably at the St. Clair du Rhone site, France and the Mount Pleasant site, Tennessee. These also include historic liabilities arising on any sites previously owned by companies acquired by the group in the course of the acquisition transaction but where the sites in question were not themselves part of the acquisition transaction. The liability of the AstraZeneca group to indemnify group companies in respect of these matters is, subject to certain exceptions, subject to maximum caps of liability, de minimis levels of liability, time limits for claims to be made and/or contributions by group companies. Where time limits or caps on liability apply, on the expiry of the relevant time limit or if the environmental liabilities and costs exceed the relevant cap, the environmental liabilities and costs, or excess thereof, would be the responsibility of group companies. On the disposal of relevant businesses out of the group, where purchasers have assumed liabilities which may be subject to indemnity from the AstraZeneca group under the Environmental Deed or which may otherwise be the responsibility of group companies under the deed, the benefits and obligations under the Environmental Deed have, insofar as they relate to the sold businesses or sites, been assigned to the purchasers subject to appropriate limitations on the maximum amounts which the purchasers may claim under the Environmental Deed.


While the outcome of some of these matters cannot be readily foreseen, the directors believe that they will be disposed of without material effect on the financial position, cash flows, or results of operations as shown in these consolidated financial statements.

The ultimate requirement for remediation work and its cost are difficult to estimate, due to such factors as the unknown extent and nature of possible contamination, the timing and extent of any corrective actions required which might be required in respect of such contamination, the determination of the Group's liability in proportion to other responsible third parties, the extent to which any costs are recoverable under insurance or from third parties, changing governmental regulations and legal standards regarding liability, and evolving technologies for handling site remediation and restoration. However, where such costs are not within the scope of the indemnities provided by the deed of covenant referred to above, and where such costs are deemed probable and reasonably estimable, provision has been made in the financial statements.

In August 2001 the FASB issued Statement of Financial Accounting Standard no. 143 "Accounting For Asset Retirement Obligations" (SFAS 143). SFAS143 addresses the financial reporting and obligations associated with the retirement of tangible long-term assets and associated retirement costs. Adoption of SFAS 143 has had no material impact on the Group's financial statements.


Litigation and other claims


Various companies in the group are parties to legal actions and claims by third parties, regulatory and fiscal authorities. While the outcome of some of these matters cannot be

                                                                         Annex F


readily foreseen, the directors believe that they will be disposed of without material effect on the financial position, cash flows, or results of operations as shown in these consolidated financial statements.

                                                                         Annex G


26       Pension scheme

The Avecia group participates in retirement plans, which cover the majority of its employees. These plans are either defined contribution, where the level of company contribution is fixed at a set level or percentage of employees pay, or defined benefit, where benefits are based on employees' years of service and average final remunerations. In general all plans are funded through separate trustee-administered funds. The pension cost for the main defined benefit plans is established in accordance with the advice of independent qualified actuaries based on valuations undertaken on varying dates. There are material plans in the UK, the US and the Netherlands.

UK

An actuarial valuation was carried out as at March 31, 2003 using a market-led approach. The assets are taken at market value with the liabilities valued using financial assumptions derived from market yields on Government Fixed Interest and Index Linked gilts at the valuation date. The significant assumptions used in this valuation were UK price inflation of 2.5 per cent pa, investment returns of 6.5 per cent pa (pre-retirement) and 5.0 per cent pa (post-retirement), salary increases of 3.5 per cent pa and pension increases of 2.5 per cent pa. The market value of the fund's assets was (pound)109.6 million and represented 64 per cent of the accrued liabilities at that date allowing for projected future salary increases. The next valuation will be as at March 2006.

The contribution rate currently payable by the employer is 14.5 per cent of pensionable salaries plus special contributions of (pound)480,000 per month. Employees pay varying levels of contribution in accordance with the rules and the current average is 3.6 per cent of pensionable salaries.


Avecia's investment policy for the UK pension scheme is to consider a full range of asset classes, the risks and rewards of alternative asset allocation strategies, the suitability of each asset class in the planned asset allocation strategy, and the need for appropriate diversification. It is the trustee's policy to delegate all day-to-day decisions about the investments that fall within each investment option to the fund manager. The target allocation of investments for the scheme is 75% equities, of which 35% are US equities, and 25% fixed interest securities.

The benefits expected to be paid under the scheme are as follows:
----------------------------------------------------
                                     (pound) million
----------------------------------------------------
In one year                                2.5
----------------------------------------------------
Between one and two years                  2.5
----------------------------------------------------
Between two and three years                2.8
----------------------------------------------------
Between three and four years               3.0
----------------------------------------------------
Between four and five years                3.4
----------------------------------------------------
Between five and ten years                37.3
----------------------------------------------------



US

In the US an actuarial valuation was carried out as at January 1, 2003. The significant assumptions used in this valuation were that the rate of return on investment would be 8.0 per cent pa, the rate of salary increases would be 5.0 per cent and pension increases 0 per cent pa. The market value of the plans' assets at that date was $31.0 million. The primary reason for the decrease in market value of plans' assets from $41.5 million as at January 1, 2002 was the transfer out of $8.4 million of trust assets in 2002 coincidental with the sale of Stahl. The January 1, 2003 market value of the plans' assets represented 64 per cent of the accrued liabilities as at that date, based on salaries projected to the date of retirement or assumed earlier death or leaving service. There is a deficiency of $11.4 million on this funding level basis and the basis of the actuarial value of assets that is used in the US to determine employer contributions.

                                                                         Annex G


During the year $3.5 million was funded into the plan's trust. It is anticipated that amounts will also be funded in 2005. Employer contributions are based on the minimum funding requirements of ERISA.


Avecia's policy for the US pension scheme is to achieve a long term return greater than actuarial assumptions, taking account of the risks and return expectations of each asset class appropriate to the plan, while diversifying between asset classes to optimise investment performance and reduce risk. The target allocation of investments for the scheme is 60% equities, of which 50% are US equities, and 40% fixed interest securities.


The benefits expected to be paid under the scheme are as follows:
----------------------------------------------------
                                     US$ million
----------------------------------------------------
In one year                               0.4
----------------------------------------------------
Between one and two years                 0.5
----------------------------------------------------
Between two and three years               0.6
----------------------------------------------------
Between three and four years              0.7
----------------------------------------------------
Between four and five years               0.7
----------------------------------------------------
Between five and ten years                4.6
----------------------------------------------------

                                                                         Annex H


US GAAP Goodwill
                                         As at                      As at
                                   December 31, 2004          December 31, 2003
                                         GBPM                       GBPM

Chemicals                                  -                          -
Biotechnology                            42.0                        42.8
Electronic Materials                     33.6                        44.9
Discontinued Operations                  196.5                      283.9

Total                                    272.1                      371.6



Changes between years arise through impairment charges, and disposal of operations

                                                                         Annex I


     34  Condensed financial statements


Avecia Corporation Limited is a 100% owned subsidiary of Avecia Group plc. Avecia Corporation Limited has guaranteed the US $540 million 11% notes issued by Avecia Group plc on an unconditional basis. Avecia Corporation Limited is itself a holding company with no operations or assets, other than shares of Avecia Investments Limited and loans to Avecia Investments Limited and from Avecia Group plc.